UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.           The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities

Matching Savings Plan

December 31, 2015 and 2014, and for the

Year Ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2015 and 2014, and for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Simon Property Group and Adopting Entities Matching Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related notes to the financial statements. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Simon Property Group and Adopting Entities Matching Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 22, 2016

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Investments:
Money market funds	$230,269	$1,564,765
Common/collective trust	26,411,041	27,666,686
Mutual funds	295,601,924	292,461,001
Common stock	33,106,640	30,066,963
Total investments	355,349,874	351,759,415

Receivables:
Notes receivable from participants	4,594,395	4,656,842
Investment income	126,394	199,917
Total assets	360,070,663	356,616,174

Net assets available for benefits at fair value	360,070,663	356,616,174

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(188,264)	(398,193)
Net assets available for benefits	$359,882,399	$356,217,981

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Additions
Contributions:
Participant	$17,184,966
Rollover	2,081,660
Employer	10,525,856
Interest and dividends	23,302,678
Net depreciation in fair value of investments	(22,022,436)
Total additions	31,072,724

Deductions
Benefits paid	27,370,832
Administrative expenses	37,474
Total deductions	27,408,306

Net increase	3,664,418

Net assets available for benefits:
Beginning of year	356,217,981
End of year	$359,882,399

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

The following description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides general information about the Plan’s provisions. Simon Property Group, L.P. and affiliated companies (the Employer or the Company) is the plan sponsor. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have at least 60 days of service and are age 21 or older.

The Administrative Committee is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employee Contributions

For purposes of making contributions to the Plan, employees become eligible on the first day of the month coincident with or following completion of 60 days of active employment and upon reaching age 21. Each year, participants may contribute from 1% to 50% of their before-tax compensation, as defined in the Plan. Effective October 14, 2013, the Plan provided for an automatic election to have contributions made at the rate of 3% of before-tax compensation for all eligible employees who perform their first hour of service on or after October 14, 2013. If automatically enrolled, a participant’s deferral is set at 3% of his or her eligible compensation and will increase 1% annually, with a maximum automatic contribution of 10% of eligible compensation, unless changed by the participant. Contributions are subject to maximum limitations, as defined in the Internal Revenue Code (the Code).

Employer Contributions

For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes eligible on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21. The Employer currently matches 100% of eligible participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer made discretionary profit-sharing contributions, net of forfeitures, of $2,433,769 during 2015. This discretionary contribution applied to all eligible employees, as defined. As of December 31, 2015 and 2014, cumulative participant forfeitures totaled $25,000 and $31,343, respectively, and are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during 2015 were $192,435.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount that bears the same ratio of their account balances to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts in accordance with the provisions of the Plan. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts. In addition, employees vest immediately in employer-matching contributions.

The Plan was amended effective January 1, 2007, to create two different vesting schedules for employer discretionary profit-sharing contributions: one for pre-2007 discretionary profit-sharing contributions (and related investment income) and one for post-2006 discretionary profit-sharing contributions (and related investment income).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Pre-2007 discretionary profit-sharing contributions vested over a seven-year period. The pre-2007 discretionary profit-sharing contributions are fully vested.

Post-2006 discretionary profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Non-forfeitable

Less than 2	—%
2	20
3	40
4	60
5	80
6 or more	100

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $5,000 may elect to receive either a lump sum or may elect installment payments. A participant whose vested account balance is $5,000 or less and has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

All administrative expenses, with the exception of legal expenses, are paid by the Plan.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Company Stock Fund

The Plan invests in common stock of the Company through its Simon Property Group Stock Fund (the Company Stock Fund). The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any allocated shares for which timely instructions have not been given by a participant and any unallocated shares in the same proportion as it votes those shares for which it has received timely voting instructions from participants. Participants have the same voting rights in the event of a tender or exchange offer.

WPG Stock Fund

The Plan holds common stock of WP Glimcher (WPG) through its WPG Stock Fund. The WPG Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Plan prior to the time that such rights may be exercised. The trustee votes any allocated shares for which timely instructions have not been given by a participant and any unallocated shares in the same proportion as it votes those shares for which it has received timely voting instructions from participants. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 9 for further discussion of fair value measurements.

The Plan invests in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans, which invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 9); however, since these contracts are fully benefit responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. We will adopt Parts I and II retrospectively effective January 1, 2016.  We do not believe adoption will result in material changes to our financial statements.

3. Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31 are as follows:

	2015	2014

Blackrock Equity DIV I**	$43,294,466	$43,780,383
Fidelity Spartan U.S. Equity Index Portfolio Fund**	36,243,504	36,374,227
Fidelity Low Priced Stock Fund**	32,628,164	33,189,370
Simon Property Group, Inc. Corporate Common Stock	32,439,662	28,815,155
Fidelity Managed Income Portfolio II Fund	26,411,041	27,666,686
Templeton Institutional Foreign Equity**	21,085,999	20,302,696
Dreyfus Appreciation	18,490,015	19,627,033
Morgan Stanley Institutional Global Strategy	(a)	17,515,592

**Denotes a portion of the fund is non-participant directed.

(a) Investment is less than 5%

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2015, the Plan’s investments (including investments purchased and sold, as well as held, during the year) depreciated in fair value as determined by quoted market prices as follows:

Mutual funds	$(24,057,486)
Collective trust	374,135
Common stock	1,660,915
$(22,022,436)

4. Non-participant-Directed Investments

Employer discretionary profit-sharing contributions are not participant directed. Information about the net assets and significant components of the changes in net assets relating to the non-participant-directed investments are as follows:

	December 31
	2015	2014
Net assets:
Mutual funds	$49,827,294	$50,580,805
Money market funds	230,269	598,373
	$50,057,563	$51,179,178

Year ended December 31, 2015
Changes in net assets:
Employer discretionary profit-sharing contributions	$2,626,204
Net increase in fair value	301,901
Benefits paid to participants	(4,018,401)
Transfer out	(4,343)
Administrative expenses	(26,976)
$(1,121,615)

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 1, 2015, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

The Plan holds units of common/collective trust funds and shares of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company and WPG. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2015, the Plan received $519,622 in common stock dividends from Simon Property Group Inc. and $31,826 in common stock dividends from WPG.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$359,882,399	$356,217,981
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	188,264	398,193
Benefit claims payable	(17,450)	(72,713)
Net assets available for benefits per the Form 5500	$360,053,213	$356,543,461

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended December 31, 2015

Net depreciation in fair value of investments per the financial statements	$(22,022,436)
Adjustment from fair value to contract value at December 31, 2015	188,264
Adjustment from fair value to contract value at December 31, 2014	(398,193)
Net decrease per the Form 5500	$(22,232,365)

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Year Ended December 31, 2015

Benefits paid to participants per the financial statements	$27,370,832
Add benefit claims payable at December 31, 2015	17,450
Less benefit claims payable at December 31, 2014	(72,713)
Benefits paid to participants per the Form 5500	$27,315,569

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

9. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

•                  Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•                  Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  Quoted prices for similar assets and liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in markets that are not active

•                  Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                  Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of asset measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2015 or 2014.

Interest-Bearing Cash: Valued at cost, which approximates the fair value of the net asset value (NAV) of shares held by the Plan at year-end.

Mutual Funds: Based on quoted market prices, which represent the NAV of shares held by the Plan at year-end.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is held within the Company Stock Fund and WPG Stock Fund, which are unitized funds that invests in the Company and WPG common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions, which is included as interest-bearing cash in the tables below.

Common/Collective Trust Funds: Common/collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding (see Note 2).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31:

	Assets at Fair Value as of 2015
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$230,269	$—	$—	$230,269
Mutual funds:
Domestic equities	185,067,850	—	—	185,067,850
International equities	36,330,724	—	—	36,330,724
Fixed income	74,203,350	—	—	74,203,350
Common stock	33,106,640	—	—	33,106,640
Common/collective trust(a)	—	26,411,041	—	26,411,041
Total assets at fair value	$328,938,833	$26,411,041	$—	$355,349,874

	Assets at Fair Value as of 2014
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$1,564,765	$—	$—	$1,564,765
Mutual funds:
Domestic equities	185,502,477	—	—	185,502,477
International equities	37,818,288	—	—	37,818,288
Fixed income	69,140,236	—	—	69,140,236
Common stock	30,066,963	—	—	30,066,963
Common/collective trust(a)	—	27,666,686	—	27,666,686
Total assets at fair value	$324,092,729	$27,666,686	$—	$351,759,415

(a)        This category is a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 35-1903854     Plan  #002

December 31, 2015

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value

Interest-bearing cash
Fidelity Institutional Cash Portfolio Money Market Fund*	230,269 units	$230,269	$230,269

Common stock
Simon Property Group, Inc. Corporate Common Stock*	166,830 shares	**	32,439,662
Washington Prime Group, Inc. Corporate Common Stock*	62,770 shares	**	666,978

Common/collective trusts
Fidelity Managed Income Portfolio II Fund*	26,411,041 shares	**	26,411,041

Mutual funds
Vanguard Interm-Term Bond Index	915,618 shares	**	10,309,856
Morgan Stanley Institutional Global Strategy	1,033,541 shares	**	15,244,725
Dreyfus Appreciation	462,713 shares	**	18,490,015
Fidelity Spartan U.S. Equity Index Portfolio Fund*	504,736 shares	24,829,202	36,243,504
Fidelity Low Priced Stock Fund*	683,833 shares	28,583,667	32,628,164
Pioneer Independence	151,604 shares	1,584,188	2,584,845
Franklin Small Mid Cap Growth A	317,089 shares	**	10,241,971
PIMCO Total Return Fund	789,980 shares	8,392,489	7,955,103
Templeton Institutional Foreign Equity	1,106,877 shares	22,004,491	21,085,999
Cohen & Steers Realty	72,168 shares	**	5,089,254
Allianz NFJ Small Cap Value	420,881 shares	**	9,229,915
Vanguard Intermediate Term Bond Index Signal Shares	748,125 shares	8,453,922	8,423,886
Vanguard Growth Index Signal Shares	207,433 shares	**	11,361,099
Fidelity Freedom Income*	78,204 shares	**	888,393
Fidelity Freedom 2010*	95,400 shares	**	1,177,240
Fidelity Freedom 2020*	608,749 shares	**	8,230,287
Fidelity Freedom 2030*	578,258 shares	**	8,286,430
Fidelity Freedom 2040*	506,687 shares	**	7,493,898
Fidelity Freedom 2005*	77,367 shares	**	957,803
Fidelity Freedom 2015*	258,717 shares	**	3,311,573
Fidelity Freedom 2025*	640,484 shares	**	9,030,823
Fidelity Freedom 2035*	504,543 shares	**	7,447,058
Fidelity Freedom 2045*	289,502 shares	**	4,403,319
Fidelity Freedom 2050*	223,607 shares	**	3,427,894
Fidelity Freedom 2055*	146,191 shares	**	1,659,271
Fidelity Freedom 2060*	4,629 shares	**	45,689
Amcent Infl ADJBD IS	130,194 shares	**	1,464,683
Blackrock Equity DIV I	2,061,641 shares	38,628,591	43,294,466
Pioneer Disciplined Growth A	328,138 shares	**	5,594,761
Total mutual funds			295,601,924

Participant loans*	Interest rates range
	from 4% to 10.75%		4,594,395
			$359,944,269

*  Indicates party in interest to the Plan.

**Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

Date: June 22, 2016	/s/ Steve Broadwater
Steve Broadwater
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm